BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER BIRCH MOUNTAIN RESOURCES LTD.			QUARTER ENDED 2002/09/30	DATE OF REPORT YY/MM/DD 2002/11/27
ISSUER ADDRESS 3100, 205 - Fifth Avenue S.W.
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER Telephone
CALGARY	AB	T2P 2V7	(403) 263-9888	(403) 262-1838
CONTACT NAME DON L. DABBS		CONTACT POSITION Vice President & CFO		CONTACT TELEPHONE
(403) 262-1838
CONTACT EMAIL ADDRESS			WEB SITE ADDRESS
dabbsd@birchmountain.com			www: birchmountain.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE "Donald L. Dabbs"	PRINT FULL NAME Donald L. Dabbs	DATE SIGNED YY/MM/DD 2002/11/27
DIRECTOR'S SIGNATURE "Douglas J. Rowe"	PRINT FULL NAME Douglas J. Rowe	DATE SIGNED YY/MM/DD 2002/11/27

BIRCH MOUNTAIN RESOURCES LTD.
 FORM 51-901F - QUARTERLY REPORT
September 30, 2002

SCHEDULE A: FINANCIAL STATEMENTS

The unaudited financial statements for the third quarter ended September 30, 2002, prepared by Management are attached.

BIRCH MOUNTAIN RESOURCES LTD.

CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2002
(UNAUDITED)

	30-Sep-02		31-Dec-01
ASSETS
Current Assets
Cash	40,100		290,714
Accounts receivable	16,597		32,968
Prepaids and deposits	101,441	158,138	60,097	383,779

Capital Assets	186,663		225,828

Total Assets		$344,801		$609,607

LIABILITIES & SHAREHOLDERS' DEFICIT
Current Liabilities
Accounts payable	851,092		309,101
Short term loan	117,140
		$968,232		$309,101

Shareholders' Deficit
Share capital	24,739,192		24,346,505
Deficit	-25,362,623	-623,431	-24,045,999	300,506
Total Liabilities and Shareholders' Equity		$344,801		$609,607

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED )

	3 Months		3 Months
	3 Quarter	9 Months	3 Quarter	9 Months
	30-Sep-02	30-Sep-02	30-Sep-01	30-Sep-01

EXPENSES
Amortization	13,087	39,262	14,617	40,557
Mineral exploration costs	228,494	693,547	43,676	326,610
Office	58,549	165,404	68,448	217,224
Professional Fees	38,829	185,827	63,785	373,450
Research costs	2,320	35,859	180,614	395,445
Salaries, management fees and benefits	100,395	341,112	128,529	383,831
Shareholder services and promotion	28,488	122,152	35,305	219,026

LOSS BEFORE THE FOLLOWING	470,162	1,583,164	534,973	1,956,143

Interest and other income	- 258	- 647	- 4,155	- 76,829
Limestone Sales	- 250,000	- 250,000
Gain on Sale of Investment				- 14,518
	- 250,258	- 250,647	- 4,155	- 91,347

Loss before income taxes	219,904	1,332,517	530,818	1,864,796
Future income tax recovery		- 15,893	- 94,000	- 200,000
Net loss for the period	219,904	1,316,624	436,818	1,664,796

Deficit, beginning of period	25,142,719	24,045,999	23,094,582	21,866,604

Deficit, end of period	25,362,623	25,362,623	23,531,400	23,531,400

Loss per share
Basic	0.01	0.04	0.01	0.05

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED )

	3 Mo	9 Mo	3 Mo	9 Mo
	30/09/02	30/09/02	30/09/01	30/09/01

CASH FLOWS FROM OPERATING ACTIVITIES
Interest income received	258	647	18,673	75,417
Interest Paid	- 4,898	- 10,348
Limestone Sales	250,000	250,000
Cash paid to employees	-152,632	- 598,832	- 488,201	-1,417,076
Cash paid to suppliers	-249,263	- 417,900	- 208,644	- 587,658
	-156,535	- 776,432	- 678,172	-1,929,317

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Shares for Cash	100,000	408,580		72,500
Short term loan	44,790	117,140
	144,790	525,720		72,500
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on Disposal of Investment				30,488
Purchase of capital assets	-	99	- 32,489	- 67,468
	-	99	- 32,489	- 36,980

INCREASE (DECREASE) IN CASH	- 11,745	- 250,614	- 710,661	-1,893,797

CASH AT BEGINNING OF PERIOD	51,845	290,714	1,678,579	2,861,715

CASH AT END OF PERIOD	40,100	40,100	967,918	967,918

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2002

1.     Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

As at September 30, 2002, the Company has a working capital deficiency of $810,094 and an accumulated deficit of $25,362,623. These accumulated losses and need for continued funding raise substantial doubt about the Company's ability to continue as a going concern.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

These financial statements do not give effect to any adjustments which might be necessary should the Company be unable to continue its operations as a going concern.

2.       Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2001, with the exception of the adoption of the accounting policy as described in Note 3. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2001.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2002

3.       Adoption of accounting policy

          Stock-based compensation and other stock-based payments

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued subsequent to January 1, 2002 was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.00%; dividend yield of 0%, volatility factors of 10 - 12%, and option life of five years.

4.       Short term loan

The short term loans are advances from shareholders which bear interest at prime rate and are due December 30, 2002

5.       Share capital

(a)	Common shares

	Number	Amount
Balance, December 31, 2001	33,647,122	24,346,505
Private placement - June 2002	881,652	308,580
Future income tax effect of renounced expenditures	-	(15,893)
Balance, June 30, 2002	34,528,774	24,639,192
Private Placement -July 2002	285,715	100,000
Balance, September 30, 2002	34,814,489	24,739,192

(b)	Reserved for issue

Options

The Company has two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. The plan is administered by the Compensation Committee of the Board of Directors and contains provisions stating that the option period may not exceed 5 years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2002

5.       Share capital (continued)

In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan") which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to afford persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a propriatory interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,392,674. The plan is administered by the Board of Directors who determine to whom options shall be granted including the terms, pricing and vesting of the grants.

          The Company has granted options on common shares under the original plan as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2001 outstanding	2,298,750	0.22 - 1.36	0.77	2002 - 2006
Granted	1,140,000	0.26	0.26	2007
Cancelled	(125,000)	0.70	0.70	2002
March 31, 2002 outstanding	3,313,750	0.22 - 1.36	0.63	2002 - 2007
Cancelled	(10,000)	.70	.70	2002
September 30, 2002 outstanding	3,303,750	0.22 - 1.36	0.63	2003 - 2007

Upon approval of 2002 Plan by the shareholders, the Company granted 1,415,000 stock options at an exercise price of $0.34 per share expiring April 2007.

The following summarizes information about the various stock options outstanding at September 30.

	Shares Under Option	Expiry Date	Option Price
Original plan
	150,000	March 2003	.90
	75,000	July 2003	.22
	490,000	November 2003	.35
	30,000	July 2004	1.25
	735,000	November 2004	1.36
	408,750	January 2006	.60
	275,000	April 2006	.65
	1,140,000	March 2007	.26
	3,303,750.63
2002 plan
	1,415,000	April 2007	.34
	4,718,750.54

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2002

5.       Share capital (continued)

Warrants
In relation to private placements, the Company has the following warrants outstanding:

	Number	Exercise Price	Expiry Date
Balance, December 31, 2001	1,410,781	1.50	December 2002
Issued June 2002	881,652	1.00	June 2003
Issued July 2002	285,715	1.00	July 2003
Balance, September 30, 2002	2,578,148	1.27

During the second quarter, in conjunction with a private placement, the Company issued 881,652 share purchase warrants at a price of $1 per warrant, exercisable until June 6, 2003.

The Company also received approval to extend the expiry date of the warrants outstanding at year end, from June 2002 to December 6, 2002.

6.        Stock-based compensation

The following are the pro forma net loss and basic loss per share amounts had the Company charged the fair share of stock-based compensation to net loss:

	Three Months Ended Sept 30, 2002	Nine Months Ended Sept 30, 2002
Net loss for the period	219,904	1,316,624
Pro forma stock compensation	-	183,279
Pro forma loss for the period	219,904	1,499,903
Loss per share - basic	0.01	0.04

7.       Future income tax recovery

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax cost of the renounced deductions as the expenditures are incurred.

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2002

7.        Future income tax recovery (continued)

Based on the expenditures during the nine months ended September 30, 2002, future income tax recoveries of $15,893 have been recorded along with a corresponding reduction to share capital.

8.        Related party transactions during the period

Included in shareholder services and promotion are amounts paid to a company controlled by the spouse of a director totaling $9,888 for the nine months ended September 30, 2002.

9.        Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)	The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was nil at September 30, 2002 (December 31, 2001 - $75,000).

(b)	Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	September 30 2002	December 31 2001

Deficit under Canadian GAAP	25,362,623	24,045,999
Future income taxes	1,245,782	1,229,889
Deficit under U.S. GAAP	26,608,405	25,275,888

Birch Mountain Resources Ltd.
Notes to the Financial Statements
For the period ended September 30, 2002

9.	Material differences between Canadian and United States generally accepted accounting principles (continued)

In addition, the impact on the consolidated statements of loss would be as follows:

	3 months September 30 2002	9 months September 30 2002	3 months September 30 2001	9 months September 30 2001
Net loss for the period under Canadian GAAP	219,904	1,316,624	436,818	1,664,796
Future income taxes	-	15,893	94,000	200,000
Net loss for the period under U.S. GAAP	219,904	1,332,517	530,818	1,864,796
Pro-forma loss per share under U.S. GAAP	0.01	0.04	0.02	0.06

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at September 30, 2002, no compensation cost has been recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming an annual risk free rate of 5%, a dividend yield of 0%, a volatility factor of 12%, and an option life of five years.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	3 months Sept 30 2002	9 months Sept 30 2002	3 months Sept 30 2001	9 months Sept 30 2001
Net loss under U.S. GAAP	219,904	1,332,517	530,818	1,864,796
Pro-forma stock compensation	16,310	234,837	55,568	162,333
Pro-forma net loss under U.S. GAAP	236,214	1,567,354	586,386	2,027,129
Pro-forma loss per share under U.S. GAAP	0.01	0.05	0.02	0.06

BIRCH MOUNTAIN RESOURCES LTD.
 FORM 51-901F - QUARTERLY REPORT
September 30, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.       a) Summary of deferred exploration costs.

Exploration costs are expensed as incurred.

          b) During the period the material expenditures were as follows:

		Jul - Sept		Sep-02
		3 Months		9 Months
Amortization		13,087		39,262
Consulting
Mineral Exploration Costs		228,494		693,547
Equipment Rental	5,174		43,754
Lab Rental & Utilities	15,961		51,579
Transportation & Accommodation	3,849		11,951
Materials & Supplies	3,913		14,054
Mineral Lease	87,618		93,917
Third Party Services	3,919		164,749
Personnel	108,061		313,544
Office		58,549		165,404
Professional Fees		38,829		185,827
Accounting	139		489
Audit Fees Can	13,828		-809
Audit Fees US	0		1,650
IT	15,000		15,000
Legal Fees Can	9,861		169,497
Research Costs		2,320		35,859
Materials, Assays			100
Services & Contracts			19,765
Salaries & Travel	2,320		15,994
Salaries, Management Fees & Benefits		100,395		341,112
Shareholder Services and Promotions		28,488		122,152

2.       Related party transactions during the period:

Included in shareholder services and promotions are amounts paid to a company controlled by the spouse of a director totaling. $9,888.

3.         Summary of securities issued and options granted during the period:

  a)     Securities issued during the period:

At September 30, 2002, 34,814,489 shares were outstanding. There were 285,715 shares issued during the three months ended September 30, 2002.

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
07/19/02	Common Shares	Private Placement	285,715	0.35	100,000	Cash

b)    Options granted during the period: NIL

4.        Summary of securities as at the end of the reporting period:

          a) Description of authorized share capital:

                Unlimited number of voting common shares without par value
                Unlimited number of preferred shares, issuable in series
                Unlimited number of non-voting shares

           b) Number and recorded value for shares as at the end of this reporting period:

                Issued and outstanding: 34,814,489
                Value: $24,739,192

          c) Description of options and warrants outstanding.

Number	Exercise Price	Expiry Date
Warrants
1,410,781	$1.50	12/06/02
881,652	$1.00	06/06/03
285,715	$1.00	07/19/03

Options
150,000	$0.90	03/09/03
75,000	$0.22	07/13/03
490,000	$0.35	11/16/03
30,000	$1.25	07/26/04
735,000	$1.36	11/18/04
408,750	$0.60	01/27/06
275,000	$0.65	04/24/06
1,140,000	$0.26	03/18/07
1,415,000	$0.34	04/03/07

d)	All common shares held by Computershare Trust Company of Canada under the terms of a voluntary pooling agreement were released 05/09/01.

5.       Directors and Officers as at the date this report is signed and filed:

Name	Position
Kerry E. Sully	Chairman & Director
Douglas J. Rowe	President, CEO & Director
Donald L. Dabbs	Vice President, CFO & Director
Lanny K. McDonald	Director
John I. Clark	Director
Charles S. Hopper	Director
John R. Houghton	Corporate Secretary
Suzanne L. Loov	Assistant Corporate Secretary
Hugh J. Abercrombie	Vice President - Exploration

BIRCH MOUNTAIN RESOURCES LTD.
 FORM 51-901F - QUARTERLY REPORT
September 30, 2002

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.       Description of Business

Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") is a mineral exploration and mineral technology company. Mineral exploration is confined to Alberta, Canada.

Landholdings at September 30, 2002:

Project	hectares	acres
Athabasca	325,884	805,275
Birch Mountains	92,160	227,731
Total area	418,044	1,033,006

On April 22, 2002, Birch Mountain announced it had filed a 2002 exploration assessment report with the Alberta Department of Energy in the amount of $5.15 million for work conducted from April 2000 to March 31, 2002, on its exploration properties in the Athabasca and Birch Mountains. The assessment expenditures have been applied to 55 metallic and industrial minerals permits covering 360,129 hectares (889,894 acres) in both exploration properties. The expenditures included in the 2002 assessment report are sufficient to retain Birch Mountain's priority permits for the next two years, or until the expiry of their 10-year term, whichever is earlier. Additional assessment-eligible work has been completed and will be available for future assessment reports. On August 21, 2002, the Company announced that its assessment filing had been accepted by Alberta Energy.

At the time of the assessment filing, the Athabasca exploration property was reduced by 66,192 hectares (163,563 acres) to retain only lands considered to be most prospective for precious metals. In addition, Birch Mountain elected not to file on portions or all of 33 metallic and industrial mineral permits totaling 235,496 hectares (581,921 acres). These permits are being allowed to expire on their anniversary dates, reducing the total Athabasca permit holdings to 277,099 hectares (684,724 acres) by August 29, 2002. Birch Mountain has maintained its core exploration land in Athabasca, comprising 48,785 hectares (120,550 acres) held under metallic and industrial mineral leases that require an annual lease payment of $171,000 and 277,099 hectares (684,725 acres) held under metallic and industrial mineral permits at September 30, 2002. All exploration permits in the Birch Mountains have been retained, in accordance with the option agreement with Shear Minerals Inc. and Marum Resources Ltd.

Mineral exploration in the Athabasca region north of Fort McMurray has lead to the delineation of a limestone deposit at surface. A report prepared by the Company's Senior Geologist indicates that the area contains up to 130 million tonnes of limestone suitable for construction aggregate and may have potential for other industrial applications. Birch Mountain filed an application with Alberta Environment on October 3, 2002, to licence a quarry covering an area of 153 hectares for the production and sale of limestone aggregate. The Company has formed an Industrial Minerals Division to manage and report on this aspect of the business.

2.       Operations and Financial Conditions

Results of Operations
 Costs and Expenses

Corporate Income and Expense
 Total cost and expenses were $470,162 including 228,494 of exploration costs in the third quarter of 2002, down from $534,973 in the third quarter of 2001, a 12% decrease from the previous year. Office expenses were down in the third quarter from $68,448 in 2001 to $58,549 in 2002, a 14% decrease.

Professional fees decreased significantly in the third quarter of 2002 to $38,829 from $63,785 in 2001. During the year 2001 the Company expended significant resources in defense of the suspension imposed by the TSX Venture Exchange.

Salaries and Management fees and benefits were $100,395 in 2002, compared with $128,529 for the same period in the prior year.

Liquidity and Capital Resources

While Birch Mountain has been successful in raising funds in the past, management believes that junior resource companies will continue to have difficulty financing new issues in 2002. As a result, the Company will remain prudent and cautious, preserving its working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

Comparatively, at September 30, 2001, working capital was approximately $750,000 compare with a negative working capital of $ 810,000 at the end of September 30, 2002.

Mineral Exploration Costs
 Mineral Exploration Costs were $228,494 in the third quarter of 2002 compared with $43,676 in 2001 the increase reflects the resumption of normal corporate activities with technical staff focused on exploration work.

Mineral Technology Costs
 The Company spent only $2,320 in the third quarter of 2002 down from $180,614 in the third quarter of 2001. Expenditures on mineral technology were reduced in the third quarter of 2002 due to the deployment of technical staff on exploration activities.

The Company's existing capital resources are inadequate to maintain operations at its current rate of investment in exploration and research to the end of 2002. The Company completed a private placement on September 6 and July 22, 2002, as the first step in what is planned to be a multi-staged financing to advance the natural nanoparticle research and precious metal assay verification programs, together with ongoing corporate activities. Additional financing may not be available when needed, or if available, it may not be on terms that are acceptable to the Company. To the extent that the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to stockholders will result.

3)       Significant Events

Acquisition of Precious Metal Rights and Sale of Limestone

On September 26, 2002, the Company announced an important milestone in its long-standing relationship with Suncor Energy Inc. with the completion of two agreements. Under the Tailings Agreement, Birch Mountain has the exclusive right to extract and recover precious metals from froth treatment tailings that are produced as a residual by-product of oil sands processing, subject to demonstrating the commercial feasibility of precious metal recovery from the tailings within five years. Currently, Suncor produces approximately 8,000 tons per day of froth treatment tailings. Birch Mountain will pay all costs including the cost of developing and refining technology for extracting precious metals from Suncor's tailings, pilot studies, independent technical and economic verification, and engineering and construction costs. Upon commencement of production, Birch Mountain will receive 85% of the net production revenue ("NPR") until payout of capital costs, at which time NPR will be shared equally by Suncor and Birch Mountain.

The Limestone Agreement replaces a previous agreement allowing Suncor to excavate limestone from a small area of Birch Mountain's mineral leases. Under the Limestone Agreement, Suncor paid Birch Mountain $250,000 for limestone used and allow Birch Mountain to excavate and remove up to 500,000 tonnes of limestone per year from its mineral leases within the area of Suncor's current Steepbank and Millennium mines, subject to certain operational constraints. Suncor is granted unrestricted access to limestone from Birch Mountain's mineral leases for its own use, except in areas where Birch Mountain provides prior notification that the limestone contains commercial grades and quantities of precious metals or other minerals.